September 24, 2007
Via Edgar Transmission
And Via Hand Delivery
Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Grubb & Ellis Realty Advisors, Inc. (the “Company” or “GERA”) Amendment No. 2 to Proxy Statement on Form 14A File No. 001-32753 (“Amendment No. 2”)
Dear Ms. Wolff and Mr. Dang:
     On behalf of the Company, this letter, along with revised copies of the Company’s Amendment No. 2 to its Proxy Statement on Schedule 14A and Exhibits thereto (the “Proxy Statement”) are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated August 30, 2007. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Proxy Statement. All page references in the responses set forth below refer to the Proxy Statement that is marked to show changes from Amendment No. 1 to the Proxy Statement filed with the Commission on July 27, 2007 (“Amendment No. 1”). In addition, accompanying the non-electronic version of this letter are six (6) courtesy copies of the Proxy Statement, three of which are marked to show changes from Amendment No. 1.
     Specifically, on behalf of the Company please be advised of the following:
General
1.	We note your response to prior comment two. Please revise to include a discussion in MD&A of the impact on your liquidity of the proposed acquisition of the Properties, including the impact from your assumption of loans and the cash expenditures that you anticipate in connection with your anticipated repositioning of the Properties as disclosed on page 122.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
September 24, 2007

Please be advised that disclosure on pages 115 and 116 of the Proxy Statement has been added to include a discussion of the impact on the Company’s liquidity of the proposed acquisition of the Properties, including the impact from the Company’s assumption of loans and the cash expenditures that the Company anticipates in connection with its anticipated repositioning of the Properties.

2.	Please revise to clarify whether GERA, its officer, directors, or affiliates are able to purchase outstanding shares after your definitive proxy statement is mailed to investors. If so, please disclose whether such purchases would be in the open market, privately negotiated, or direct purchases from the GERA.

Please be advised that disclosure has been added on page 19 of the Proxy Statement which states that each of GERA the officers, directors, and affiliates of the Company have the right to purchase outstanding shares of the Company’s common stock in the open market subsequent to the Company’s mailing of its definitive Proxy Statement to investors. Such newly added disclosure also notes, however, that there currently are no understandings, agreements or arrangements by GERA or any of the officers, directors or affiliates of GERA to effect any such purchases.

3.	Please tell us whether GERA, its officers, directors, or affiliates intend to purchase or have entered into any agreements or arrangements to purchase outstanding shares after the date the proxy materials are mailed to investors. If so, please tell us whether they intend to vote such shares in favor of the proposals.

Please be supplementally advised that, consistent with the disclosure added to the Proxy Statement in response to the Staff’s immediately preceding comment, neither GERA, or any of its officers, directors or affiliates has any current understandings, agreements or arrangements to purchase any shares of the Company subsequent to the mailing of the definitive Proxy Statement, provided, however, also consistent with the disclosure added to the Proxy Statement in response to the Staff’s immediately preceding comment, such persons retain the right to do so.

4.	Please monitor the update requirements of Rule 3-12 of Regulation S-X.

Please be advised that disclosure of the historical and pro forma financial information has been updated for the year ended June 30, 2007 to meet requirements of Rule 3-12 of Regulation S-X
Summary of the Material Terms of the Acquisition, page 9
5.	We note your additional disclosure on pages 9 and 10 in response to comment 4 that asked you to quantify the aggregate consideration you are obligated to pay for the Properties and the consideration paid by GBE for the Properties. However, your disclosure remains unclear. For example only, it is not clear from the table on page 10 whether the aggregate purchase price is $122,200 million plus $42,739 million. Further, the nature of the line item in the table for “financing reserves” is not clear. Finally, it is not clear whether (b) — (f) are meant to be footnotes to the table. Please disclose one number for the aggregate consideration that you will pay for the Properties and one

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
September 24, 2007

number for the aggregate consideration paid by GBE. You may wish to retain portions of the table to clarify how you arrived at each such number.

Please be advised that disclosure on pages 9, 10, 78, 79 and 80 of the Proxy Statement has been revised to clarify the aggregate consideration the Company is obliged to pay for the Properties and the consideration paid by GBE for the Properties. In addition, the table previously set forth on page 10 of Amendment No. 1, along with the footnotes thereto, have been moved to pages 79 and 80 of the Proxy Statement under the description of the LLC Acquisition Agreement which is where the Company believes such disclosure is more appropriate.

6.	Please revise to include disclosure of the consideration to be paid for each of the three Properties.

Please be advised that disclosure has been added to page 9 of the Proxy Statement disclosing the consideration to be paid for each of the three Properties.
Summary of the Proxy Statement, page 17
7.	We note the revised disclosure in the first full bullet point on page 24 in response to comment 12. We further note that you will pay GEMS a monthly management fee and will “reimburse GEMS for salaries and other expenses paid or incurred...” Please revise to elaborate on the reimbursement aspect of your arrangement. For instance, please clarify whether GEMS will receive both a management fee as well as reimbursement for the salaries of the individuals that will manage your properties and how such time will be allocated.

Please be advised that disclosure has been added to pages 25 and 134 of the Proxy Statement to elaborate on the reimbursement aspect or the Company’s arrangement with GEMS and to state that GEMS will receive both a management fee as well as reimbursement for the salaries of the individuals that will manage the Properties.
Risk Factors, page 35
8.	We note your response to comment 18. With regard to bullet point one in our prior comment, it would appear that conflicts of interests are inherent in all the agreements already in place between you and GBE and its affiliates. As such, that aspect of our comment still remains. With regard to your response to bullet point two of our prior comment, it appears that the conflict referenced in that bullet point continues to apply even though your termination deadline has been extended. As such, we reissue comment 18.

Please be advised that a risk factor has been added to the Proxy Statement on page 44 to address the conflicts of interests inherent in all the agreements already in place between the

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
September 24, 2007

Company and GBE and its affiliates. Additionally, a risk factor has been added to page 42 of the Proxy Statement to address the conflict of interest as a result of the fact that GBE will suffer a loss of its initial $2.5 million investment in the Company if the proposed business combination is not approved.

9.	We reissue comment 19 which requested that you revise to discuss the risks regarding conflicts of interests of the GERA directors.

Please be advised that a risk factor has been added to the Proxy Statement on page 41 of the Proxy Statement addressing the conflicts of interests of the Company’s directors if the transaction is approved.
Conversion Rights, page 49
10.	We note the additional disclosure on page 50 that your transfer agent will charge $35.00 in connection with the tender of physical certificates. Please revise to clarify the cost associated with conversion shareholders will have to bear whether they elect to tender via physical or electronic means. Also, clarify the costs are per share.

Please be advised that disclosure has been revised on pages 47 and 50 of the Proxy Statement to clarify that there are no costs associated with the conversion of shares.
Background of the Acquisition, page 51
11.	We note the additional disclosure on page 52 that the Dallas and Rosemont properties were directly presented to you. Please revise to clarify how the parties representing the two properties became aware of your business plan.

Please be advised that disclosure has been added to page 52 of the Proxy Statement to discuss how the parties representing the Dallas Property and Rosemont Property became aware of the Company’s business plan.

12.	We note that you became aware of the Danbury property in July of 2006. We also note that the property was listed by GBE and managed by GEMS. Please revise to clarify when the relationship between GBE and the property began.

Please be advised that disclosure has been added to pages 52 and 53 of the Proxy Statement to discuss when the relationship between GBE and the Danbury Property began.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
September 24, 2007

13.	We note that GBE was representing the Danbury property in its auction. Please revise to clarify if the purchase price for the Danbury property was lower than the initial auction price used to negotiate with the preferred purchaser.

Please be supplementally advised that the GERA Acquisition Team does not have knowledge of the bid price offered by the preferred purchaser in order to address the Staff’s comment and therefor the GERA Acquisition Team did not consider it in making their determination to pursue the purchase of the Danbury Property. Additionally, the information sought by the Staff in comment no. 13 is subject to a confidentiality agreement between GBE (as the broker) and the seller of the Danbury Property. Accordingly, GBE was prohibited from disclosing such information to the GERA Acquisition Team.
Opinion of Peter J. Solomon Company L.P., page 63
14.	We note your response to comment 10 and the revised disclosure on page 63 that the board of directors determined that the aggregate purchase price paid by GBE for the Properties generally represented the aggregate fair market value of the Properties, and that such aggregate purchase price was in excess of the 80% of the Company’s net assets at the time of the execution of the LLC Acquisition Agreement. Please quantify the amount of the aggregate purchase price paid by GBE and the net assets and quantify the amount that is 80% of your net assets as of a current date.

Please be advised that disclosure has been added to pages 63 and 64 of the Proxy Statement to quantify the amount of the aggregate purchase price paid by GBE, the net assets of the Company at the time of the execution of the LLC Acquisition Agreement, the amount that is 80% of such net assets, the net assets of the Company as of September 20, 2007 and the amount that is 80% of such net assets.
Projected Financial Information, page 72
15.	We note your response to comment 33 and the inclusion of the projected financial information utilized by PJSC in rendering their fairness opinion. We reissue that part of the prior comment that asked you to discuss the basis or assumptions underlying these projections. Further, please revise to clarify why there are two sets of projections and why they are different, especially in light of the short time frame between the acquisition by your affiliate and the proposed acquisition.

Please be advised that disclosure has been added to pages 74, 75 and 76 the Proxy Statement to include a summary of some of the material assumptions utilized by senior GBE management and the appraiser in preparing the management projections and the appraisal projections, respectively. In addition, we supplementally advise the Staff that the first set of projections included in the Proxy Statement were prepared by senior GBE management in connection with GBE’s acquisition of the Properties, and the second set of projections were prepared by an appraiser retained by Wachovia Bank, N.A. in connection with the Wachovia Mortgage Loans. Both sets of projections were provided to the Company’s board of directors, the special committee and PJSC. As a result, and in response to the Staff’s prior comment, the Company included both sets of projections in the Proxy Statement. Additionally, please be advised that disclosure explaining the reason for the inclusion of two sets of projections is included on page 73 of the Proxy Statement.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
September 24, 2007

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet
16.	We have read and considered your response to comment 38. Reference is made to the third paragraph on page 10. Based on your disclosure, the Wachovia Mortgage Loans and the acquisition of the Danbury Property simultaneously closed on June 15, 2007. As such, to the extent you file an amendment before you are required to update your pro forma financial statements for the year ended June 30, 2007, it remains unclear why this Wachovia Mortgage Loan is included in the historical data for the Properties as of March 31, 2007. Please advise us and revise disclosure throughout your document for consistency.

Please be advised that disclosure of the historical and pro forma financial information has been updated for the year ended June 30, 2007.
Notes to Unaudited Pro Forma Condensed Combined Balance Sheet
Note (B) page 89
17.	Reference is made to your revised disclosure in response to our previous comment 39. It is unclear why you have labeled $42,739 as the preliminary purchase price. Please advise or revise accordingly.
               Please be advised that the table referenced in this comment has been revised such that the line item in question no longer appears in the table.
18.	We note that the cash consideration paid is disclosed in note (c) as $43,961. The cash consideration plus the mortgage loan assumed and the acquisition costs would seem to result in a purchase price in excess of $122,200. Substantially revise your tabular presentation to clearly state the cash consideration, the liabilities assumed, and costs of the acquisition to derive the total aggregate purchase price.

Please be advised that the tabular presentation in note (c) has been revised to clearly state the cash consideration, the liabilities assumed, and costs of acquisition to derive the aggregate purchase price.

19.	Provide footnote disclosure of what is represented by the financing reserves and fees. In addition, please clarify why this is considered an adjustment to derive the aggregate purchase price.

Please be advised that footnote disclosure has been added to clarify what is represented by financing reserves and why this is considered an adjustment to derive the aggregate purchase price.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
September 24, 2007

20.	We note your tabular presentation of estimated allocation of the acquisition consideration. Advise us why the Total Allowable Acquisition Consideration is $43,961 rather than an allocation of the total aggregate purchase price. Please revise as appropriate.

Please be advised that the table referenced in this comment has been revised to show the allocation of the total aggregate consideration.
Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, page 88
Note (E), page 98
21.	We have read and considered your response to comment 43. In your revised disclosure it states that the IPO is assumed to have occurred on July 1, 2005. Since the inception date of your company is as of a date after that, please revise as appropriate.

Please be advised that disclosure of the historical and pro forma financial information has been updated for the year ended June 30, 2007. Therefore, the disclosure has been revised and now states that the IPO is assumed to have occurred on July 1, 2006.
Compensation of Officers and Directors, page 129
22.	We note your response to comment 52 and your disclosure on page 130 that GBE may earn fees pursuant to the Services Agreement, Property Management Agreement and Project Management Agreement. Please tell us where you have described the Services and Project Management Agreements, or revise to do so.

Please note that the Services and Project Management Agreements are described on pages 132 and 133 of the Proxy Statement.
Beneficial Ownership of Securities, page 132
23.	We note your response to comment 54 that you have not included the warrants because they may not be exercised within the next sixty days. Given the fact that they will be exercisable within 60 days from the definitive filing, please revise to include such warrants.

Please be advised that page 128 of the Proxy Statement has been revised to include warrants in the tabular presentation regarding the beneficial ownership of securities.
                Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at (212) 223-6700.
Very truly yours,

/s/ Clifford A. Brandeis

Clifford A. Brandeis